Filed pursuant to Rule 424(b)(3)

File No. 333-224557

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 6 DATED April 7, 2020

TO THE PROSPECTUS DATED April 18, 2019

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 18, 2019 and Supplement No. 5 dated February 4, 2020 (which amended and superseded all prior supplements to the prospectus). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	an update to the “Risk Factors” section of our prospectus;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2019;
•	the amendment of our operating agreement; and
•	our audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our second follow-on offering of Notes (our “Current Offering”), on March 22, 2019. As of March 25, 2020, we have issued approximately $ $11.8 million of Notes in our Current Offering. As of March 25, 2020, approximately $58.2 million of Notes remain available for sale to the public under our Current Offering. The Current Offering will not last beyond March 22, 2021, which is two years after the effective date of this Current Offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Current Offering at any time.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes.

Update to “Risk Factors”

The following is hereby added as an additional risk factor in the “Risk Factors — Risks Related to Our Offering and Business” section of our prospectus:

We face risks related to an epidemic, pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19), which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

We face risks related to an epidemic, pandemic, or other health crisis. In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally, including in the United States and in all of the markets in which we lend. Our operating results depend significantly on the homebuilding industry. If the outbreak causes weakness in national, regional, and local economies, there may be a significant decrease in demand for sales of homes, which could negatively affect our homebuilding customers and their ability to repay our loans. In such event, our business, financial condition, liquidity, results of operations, and prospects could be adversely impacted, including our ability to repay our Notes. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations, and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others.

As a result of the potential impact of COVID-19, we have suspended originations of new loans as of March 20, 2020 in order to maintain our liquidity and based on our expectation that home values will likely decrease in the near future. As of March 26, 2020, we have approximately $15 million in unfunded commitments to builders. We have told all of our borrowers that we will fund all loans where the underlying home is already under construction, and have advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower has not yet begun construction of the underlying home, we have told them that we will not fund construction and they should therefore not start construction. As a result of these actions, we expect unfunded commitments to be reduced to approximately $10 million. We expect that the suspension of originations of new loans will last at least until the end of May 2020, or until management feels comfortable resuming loan originations.

The first risk factor on page 15 of the prospectus is hereby replaced with the following:

Our business is not industry-diversified. The United States economy experienced a slow recovery after the significant downturn in the homebuilding industry beginning in 2007, which was one of the worst credit and liquidity crises since the 1930s. Deterioration in the homebuilding industry or economic conditions, including as a result of COVID-19, could decrease demand and pricing for new homes and residential home lots. A decline in housing values similar to the national downturn in the real estate market that began in 2007 would have a negative impact on our business. Smaller value declines will also have a negative impact on our business. These factors may decrease the likelihood we will be able to generate enough cash to repay the Notes.

Developers and homebuilders to whom we may make loans use the proceeds of our loans to develop raw land into residential home lots and construct homes. The developers obtain the money to repay our development loans by selling the residential home lots to homebuilders or individuals who will build single-family residences on the lots, or by obtaining replacement financing from other lenders. A developer’s ability to repay our loans is based primarily on the amount of money generated by the developer’s sale of its inventory of single-family residential lots. Homebuilders obtain the money to repay our loans by selling the homes they construct or by obtaining replacement financing from other lenders, and thus, the homebuilders’ ability to repay our loans is based primarily on the amount of money generated by the sale of such homes.

The homebuilding industry is cyclical and is significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•	employment level and job growth;

•	demographic trends, including population increases and decreases and household formation;

•	availability of financing for homebuyers;

•	interest rates;

•	affordability of homes;

•	consumer confidence;

•	levels of new and existing homes for sale, including foreclosed homes and homes held by investors and speculators; and

•	housing demand generally.

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These conditions may occur on a national scale or may affect some of the regions or markets in which we operate more than others.

We generally lend a percentage of the values of the homes and lots. These values are determined shortly prior to the lending. If the values of homes and lots in markets in which we lend drop fast enough to cause the builders losses that are greater than their equity in the property, we will be forced to liquidate the loan in a fashion which will cause us to lose money. If these losses when combined and added to our other expenses are greater than our revenue from interest charged to our customers, we will lose money overall, which will hurt our ability to pay interest and principal on the Notes. Values are typically affected by demand for homes, which can change due to many factors, including but not limited to, demographics, interest rates, the overall economy, which can be impacted by outbreaks of communicable illnesses, including the ongoing COVID-19 outbreak, cost of building materials and labor, availability of financing for end-users, inventory of homes available and governmental action or inaction. If there is a tightening of the credit markets, it would be more difficult for potential homeowners to obtain financing to purchase homes. If housing prices decline or sales in the housing market decline, our customers may have a hard time selling their homes at a profit. This could cause the amount of defaulted loans that we will own to increase. An increase in defaulted loans would reduce our revenue and could lead to losses on our loans. A decline in housing prices will further increase our losses on defaulted loans. If the amount of defaulted loans or the loss per defaulted loan is large enough, we will operate at a loss, which will decrease our equity. This could cause us to become insolvent, and we will not be able to pay back Note holders’ principal and interest on the Notes.

The first risk factor on page 16 of the prospectus is hereby replaced with the following:

The homebuilding industry could experience adverse conditions, and the industry’s implementation of strategies in response to such conditions may not be successful.

The United States homebuilding industry experienced a significant downturn beginning in 2007. During the course of the downturn, many homebuilders focused on generating positive operating cash flow, resizing and reshaping their product for a more price-conscious consumer and adjusting finished new home inventories to meet demand, and did so in many cases by significantly reducing the new home prices and increasing the level of sales incentives. Notwithstanding these strategies, homebuilders continued to experience an elevated rate of sales contract cancelations, as many of the factors that affect new sales and cancelation rates are beyond the control of the homebuilding industry. Although the homebuilding industry has recently experienced positive gains, there can be no assurance that these gains will continue, and these gains may be impacted if negative economic conditions occur as a result of COVID-19, or if there is a negative impact on the homebuilding industry’s expectations for future home sales. The homebuilding industry could suffer similar, or worse, adverse conditions in the future. Continued decreases in new home sales would increase the likelihood of defaults on our loans and, consequently, reduce our ability to repay Note holders’ principal and interest on the Notes.

The third risk factor on page 21 of the prospectus is hereby replaced with the following:

If a large number of our current and prospective borrowers are unable to repay their loans within a normal average number of months, we will experience a significant reduction in our income and liquidity, and may not be able to repay the Notes as they become due. Due to the impact from COVID-19, we anticipate that some of our borrowers may be unable to repay their loans within a normal average number of months.

Construction loans that we extend are expected to be repaid in a normal average number of months, typically nine months, depending on the size of the loan. Development loans are expected to last for many years. We have interest paid on a monthly basis, but also charge a fee which will be earned over the life of the loan. If these loans are repaid over a longer period of time, the amount of income that we receive on these loans expressed as a percentage of the outstanding loan amount will be reduced, and fewer loans with new fees will be able to be made, since the cash will not be available. This will reduce our income as a percentage of the Notes. As of the date of this supplement, we anticipate that some of our borrowers may be unable to repay their loans within a normal average number of months due to the financial impact from the COVID-19 virus. If this percentage is significantly reduced it could impair our ability to pay principal and interest on the Notes.

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The last risk factor on page 24 of the prospectus is hereby replaced with the following:

We depend on the availability of significant sources of credit to meet our liquidity needs and our failure to maintain these sources of credit could materially and adversely affect our liquidity in the future.

We plan to maintain our loan purchase and sale agreements and our lines of credit from affiliates so that we may draw funds when necessary to meet our obligation to redeem maturing Notes, pay interest on the Notes, meet our commitments to lend money to our customers, and for other general corporate purposes. Certain features of the loan purchase and sale agreements with third parties have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. If we fail to maintain liquidity through our loan purchase and sale agreements and lines of credit for any reason, including a potential negative impact to the credit markets as a result of an outbreak of a communicable illness such as COVID-19, we will be more dependent on the proceeds from the Notes for our continued liquidity. As a result of COVID-19, in March 2020, we repaid $400,000 on one of our borrowings and the lender decreased the maximum borrowing amount on that borrowing to $200,000. If the sale of the Notes is significantly reduced or delayed for any reason and we fail to obtain or renew a line of credit, or we default on any of our lines of credit, then our ability to meet our obligations, including our Note obligations, could be materially adversely affected, and we may not have enough cash to pay back Note holders’ investments.

In addition, the borrowing capacity on two of our lines of credit is based on the amount outstanding on the underlying collateral loans. Because we have suspended new loan originations as of March 20, 2020, we may not be able to replace the underlying collateral loans with new loans and, in such a situation, the borrowing capacity on those lines of credit would be reduced. Also, the failure to maintain an active line of credit (and therefore using cash for liquidity instead of a borrowing line), will reduce our earnings, because we will be paying interest on the Notes, while we are holding cash instead of reducing our borrowings.

The last risk factor on page 25 of the prospectus, which continues onto page 26, is hereby replaced with the following:

We have a significant amount of debt and expect to incur a significant amount of additional debt in the future, including issuance of the Notes, which will subject us to increased risk of loss. Our present and future senior debt may make it difficult to repay the Notes.

We have a significant amount of debt and expect to incur a significant amount of additional debt in the future. As of December 31, 2019, we have approximately $53,511,000 of debt. Our primary sources of debt include our lines of credit, loan purchase and sale agreements, and the Notes. As of December 31, 2019, we have a total outstanding balance of $10,216,000 on our lines of credit and approximately $16,146,000 on our loan purchase and sale agreements. We also have the capacity to sell portions of many loans under the terms of our loan purchase and sale agreements. The loan purchase and sale agreements and other secured debt are with third parties and all but one of the lines of credit are collateralized by loans that we have issued to builders. The Notes are subordinate and junior in priority to any and all of our senior debt and senior subordinated debt, and equal to any and all non-senior debt, including other Notes. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we may incur. As of the date of this supplement, we have approximately $3.1 million in Notes coming due in April 2021, and we cannot be certain whether we will be able to fund those Notes upon maturity. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment, in full, prior to any payments being made to a Note holder or to other non-senior debt. Therefore, upon such maturity of our senior debt Note holders would only be repaid in full if the senior debt is satisfied first and, following satisfaction of the senior debt, if there is an amount sufficient to fully satisfy all amounts owed under the Notes and any other non-senior debt.

In addition, we expect to incur a significant amount of additional debt in the future, including issuance of the Notes, borrowing under credit facilities, and other arrangements. The Notes will be subordinated in right of payment to all secured debt, including the Wallach Affiliate LOCs, the loan purchase and sale agreements, the senior subordinated note discussed in the prior paragraph, and the line of credit discussed in the prior paragraph. Therefore, in the event of a default on the secured debt, affiliates of our Company, including Mr. Wallach, have the right to receive payment ahead of Note holders, as do other secured debt holders, such as the loan purchasers under the loan purchase and sale agreements. Accordingly, our business is subject to increased risk of a total loss of your investment if we are unable to repay all of our secured debt.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this Supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Economic and Industry Dynamics

We found a niche in the home construction financing industry, to become the lender of choice or secondary lender to residential homebuilders during the absence of sufficient lending at the homebuilder’s local financial institution or community bank. Our customers increase their sales and profits by borrowing from us and, in return we generate positive returns on secured loans we make to them.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and helping the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.

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Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2019 and 2018, 25% and 23% of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2019, our next two largest customers make up 15% and 3% of our loan commitments, with loans in Orlando, Florida and Cape Coral, Florida, respectively. As of December 31, 2018, our next two largest customers made up 13% and 4% of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while continuing to focus on our residential homebuilder customers.
Not having funds available to us to service the commitments we have

The typical construction loan has about 75% of its loan amount outstanding on average. That means that on average, about 25% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2019, unfunded commitments totaled $16,662, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interest on our loans; or

● draw down on our lines of credit from our affiliates.

Nonpayment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some nonpayment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.
Nonperforming assets	As of December 31, 2019, nonperforming assets were approximately $6,411 (defined as impaired loans and/or loans on nonaccrual plus foreclosed assets). However, we do have the ability to repay most of our debt without penalty, if we believe that is appropriate.
COVID-19 Impact on housing values and liquidity

As of March 24, 2020, we suspended originations of new loans in order to maintain liquidity and preserve financial flexibility. We told all of our borrowers that we will fund all loans where the underlying home is already under construction, and have advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower has not yet begun construction of the underlying home, we have told the borrowers that we will not fund construction and they should therefore not start construction. As a result of these actions, we expect unfunded commitments to be reduced to approximately $10,000. We expect to fund some of the unfunded commitment using our secured debt. We expect that the suspension of originations of new loans will last at least until the end of May 2020, or until management feels comfortable resuming loan originations.

As of March 27, 2020, we have over $3,000 in cash on hand, which is higher than our average cash on hand. Our top priorities are paying our investors principal and interest in accordance with the terms of their investments, and funding the partially built homes in accordance with our lending agreements.

Opportunities

Although we can give no assurance as to our success, in the future, our management will focus its efforts on the following opportunities:

●	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

●	growing loan assets, staffing, and infrastructure to handle it. We hire office staff as loan volume grows, and hire the origination staff, which is field-based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

●	obtaining lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size; and

●	retaining a portion of earnings to grow the equity of the Company.

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Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Future losses on current loans are estimated in our financial statements. This estimate is important because it is on our largest asset (loans receivable). It is impossible to know what these losses will be, as the condition of the market cannot be determined, and specific situations with each loan are unpredictable and change constantly. Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets as a reduction to Loans receivable, net and is detailed in the notes to our financial statements, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

We establish a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

We individually analyze for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

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Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically, relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2019
Loan Loss Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 35%*	$–
Decreasing fair value of the real estate collateral by 35%**	$4,657

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

** If the loans were nonperforming, assuming a book amount of the loans outstanding of $55,369, and the fair value of the real estate collateral on all outstanding loans was reduced by 35%.

Foreclosed Assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below the carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for estimated selling costs. This amount is used to initially book the asset. Typically, prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made.

The fair value of real estate will impact our foreclosed asset value, which is recorded at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2019
Foreclosed Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 35%*	$–
Decreasing fair value of the foreclosed asset by 35%	$1,720

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset. However, the increase in fair value may be recognized up to the cost basis of the foreclosed asset which was determined at the foreclosure date.

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Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. However, we have elected to “opt out” of the extended transition period discussed in (4), and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2019 and 2018 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

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Below is a summary of our statement of operations for the years ended December 31, 2019 and 2018:

	2019	2018

Net Interest Income
Interest and fee income on loans	$10,131	$7,764
Interest expense:
Interest related to secured borrowings	2,948	2,114
Interest related to unsecured borrowings	2,832	2,182
Interest expense	$5,780	$4,296

Net interest income	4,351	3,468

Less: Loan loss expense	222	89
Net interest income after loan loss expense	4,129	3,379

Non-Interest Income
Gain on foreclosure of assets	$203	$19
Total non-interest income	203	19

Income	4,332	3,398

Non-Interest Expense
Selling, general and administrative	$2,394	$2,030
Depreciation and amortization	92	82
Loss on the sale of foreclosed assets	274	103
Impairment loss on foreclosed assets	558	515
Total non-interest expense	3,318	2,730

Net income	$1,014	$668

Earned distribution to preferred equity holder	457	292

Net income attributable to common equity holders	$557	$376

Net income for the year ended December 31, 2019 increased $346 when compared to the same period of 2018. The increase in net income was mainly due to an increase in net interest income of $883 to $4,351 for the year ended December 31, 2019 compared to the same period of 2018. Net interest income increased primarily due to the additional gross amount outstanding on our development loans of $2,977 which increased to $8,997 as of December 31, 2019 compared to the same period of 2019. Our development loans margin is fixed at 7%. In addition, the gross amount outstanding on our construction loans increased $5,504 to $48,611 as of December 31, 2019 compared to the same period of 2018. For construction loans, the margin is fixed at 3% which increased from 2% for loans originated after July 1, 2018. Our increase in interest income was offset by an increase in non-interest expense.

Non-interest expense increased as follows for the year ended December 31, 2019 compared to the same period of 2018:

●	Selling, general and administrative expenses (“SG&A”) increased $364 when compared to the same period of 2018. The increase in SG&A was primarily due to increases in salaries and related expenses; and
●	Loss on the sale of foreclosed assets increased $171 due to the sale of a certain foreclosed property during August 2019 for sale proceeds of $4,543.

In addition, we had $55,369 and $46,490 in loan assets, net as of December 31, 2019 and 2018, respectively. As of December 31, 2019, we had 241 construction loans in 21 states with 70 borrowers and nine development loans in four states with five borrowers.

10

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2019 and 2018:

	2019		2018
Interest Income		*		*
Interest income on loans	$7,601	14%	$5,694	14%
Fee income on loans	2,530	5%	2,070	5%
Interest and fee income on loans	10,131	19%	7,764	19%
Interest expense – secured	2,948	6%	2,114	5%
Interest expense – unsecured	2,671	5%	1,998	4%
Offering costs expense	161	-%	184	1%
Interest expense	5,780	11%	4,296	10%
Net interest income (spread)	4,351	8%	3,468	9%

Weighted average outstanding loan asset balance	$53,308		$41,341

*annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 7%. For most loans, the margin is fixed at 3%; however, for our development loans the margin is fixed at 7%. Loans originated prior to July 1, 2018 have a 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). For the years ended December 31, 2019, the difference between interest income and interest expense was 3% compared to 4% as of the year ended December 31, 2018. The decrease relates to a 1% increase of interest in both our secured and unsecured borrowings which increased $7,618 to $53,511 which increased our average cost of funds to 10.81% for the year ended December 31, 2019 compared to 10.06% for the same period of 2018. In addition, during 2018 we had more loans paying default rate interest compared to 2019. Our average construction loan lasts for ten months, with a weighted average of twelve months. Those that go beyond twelve months pay a higher rate of interest, even though they are paying interest on time. The increase in secured and unsecured interest expense was offset by a 1% decrease in offering costs.

● Fee income. Our construction loans have a 5% fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans; however, we do not recognize a loan fee on our development loans. When loans pay back quicker than their expected life, the remaining unrecognized fee is recognized upon the termination of the loan. Fee income was 5% for both 2019 and 2018, of the average outstanding balance on all loans. In the future, we anticipate that fee income will continue at the same historical rates.

● Amount of nonperforming assets. Generally, we have two types of nonperforming assets that negatively affect interest spread which are loans not paying interest and foreclosed assets.

As of December 31, 2019, all loans were paying interest with the exception of four impaired loans which were classified as non-accruing compared to 23 impaired loans classified as non-accruing as of December 31, 2018.

Foreclosed assets do not provide a monthly interest return. During the year ended December 31, 2019 and December 31, 2018, we recorded $3,352 and $4,494, respectively, from loans receivables, net to foreclosed assets on the balance sheet which resulted in a negative impact on our interest spread.

We anticipate that our interest spread may decrease as a result of the COVID-19 virus as some builders may be unwilling or unable to pay interest.

Loan Loss Provision

We recorded $222 and $89 in the years ended December 31, 2019 and 2018, respectively. The provision was comprised of approximately $219 and $75 related to loans without specific reserves for the years ended December 31, 2019 and 2018, respectively. We anticipate that the collective and specific reserves will increase as our loan balances rise throughout 2020. We may increase our loan loss provision as a result of the COVID-19 virus during 2020.

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Non-Interest Income

We recognized foreclosed gains of $203 and $19 in the years ended December 31, 2019 and 2018, respectively, from the initial foreclosure of assets. This represents the difference between our loan book value and the appraised value, net of selling costs, of the real estate.

SG&A Expenses

Our SG&A expense may increase in 2020 as compared to 2019 during the months that we do not originate new loans because we will not be deferring any of our origination expense and recognizing it as a reduction in fee income. The following table displays our SG&A expenses for the years ended December 31, 2019 and 2018:

	2019	2018
Selling, general and administrative expenses
Legal and accounting	$240	$340
Salaries and related expenses	1,387	1,090
Board related expenses	91	70
Advertising	128	87
Rent and utilities	57	37
Loan and foreclosed asset expenses	211	150
Travel	138	102
Other	142	154
Total SG&A	$2,394	$2,030

Loss on the Sale of Foreclosed Assets

We recorded a loss on the sale of foreclosed assets of $274 and $103 for the years ended December 31, 2019 and 2018, respectively. During August 2019, we sold one of our foreclosed assets for sale proceeds of $4,543. During 2018, we sold two of our foreclosed assets located in Louisiana which resulted in the loss for that year.

Impairment Loss on Foreclosed Assets

We recorded $558 and $515 for the years ended December 31, 2019 and 2018, respectively, in impairment losses of our foreclosed assets (real estate taken in foreclosure). These losses are primarily due to decreases in value or cost overruns in completion. We may incur additional impairment in 2020 either on our existing or acquired foreclosed assets. Since foreclosed assets are on our books at the market value, if market values decline as a result of the COVID-19 virus, we may recognize some impairment on foreclosed assets from the virus in 2020.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. At December 31, 2019 and 2018, we had $1,883 and $1,401, respectively, in cash. See our Liquidity and Capital Resources section for more information.

Loans Receivable

Commercial Loans – Construction Loan Portfolio Summary

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The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2019:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	1	$630	$425	$424	67%		5%
Connecticut	1	1	340	224	55	66%		5%
Florida	17	112	32,259	24,031	16,826	74%		5%
Georgia	3	4	2,085	1,343	917	64%		5%
Idaho	1	1	310	217	173	70%		5%
Indiana	2	3	1,687	1,083	383	64%		5%
Michigan	4	11	3,696	2,566	1,820	69%		5%
New Jersey	3	6	1,925	1,471	1,396	76%		5%
New York	2	3	1,370	940	743	69%		5%
North Carolina	6	20	5,790	4,009	2,471	69%		5%
Ohio	3	9	4,117	2,664	2,153	65%		5%
Oregon	1	2	1,137	796	739	70%		5%
Pennsylvania	3	24	20,791	13,322	11,772	64%		5%
South Carolina	11	25	8,809	6,419	4,786	73%		5%
Tennessee	3	4	1,367	1,069	503	78%		5%
Texas	3	4	1,984	1,270	843	64%		5%
Utah	2	4	1,862	1,389	1,000	75%		5%
Virginia	1	3	1,245	815	734	65%		5%
Washington	1	2	1,040	728	445	70%		5%
Wisconsin	1	1	539	332	285	62%		5%
Wyoming	1	1	228	160	143	70%		5%
Total	70	241	$93,211	$65,273	$48,611	70	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2018:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	1	1	$1,140	$684	$214	60%		5%
Colorado	2	4	2,549	1,739	1,433	68%		5%
Florida	18	104	32,381	22,855	12,430	71%		5%
Georgia	5	6	5,868	3,744	2,861	64%		5%
Idaho	1	2	605	424	77	70%		5%
Indiana	2	5	1,567	1,097	790	70%		5%
Michigan	4	26	5,899	3,981	2,495	67%		5%
New Jersey	5	15	4,999	3,742	2,820	75%		5%
New York	2	4	1,555	1,089	738	70%		5%
North Carolina	5	12	3,748	2,580	1,712	69%		5%
North Dakota	1	1	375	263	227	70%		5%
Ohio	2	3	3,220	1,960	1,543	61%		5%
Pennsylvania	3	34	24,808	14,441	10,087	58%		5%
South Carolina	15	29	9,702	6,738	4,015	69%		5%
Tennessee	1	2	750	525	347	70%		5%
Texas	1	1	179	125	26	70%		5%
Utah	4	4	1,788	1,206	486	67%		5%
Virginia	3	6	1,675	1,172	806	70%		5%
Total	75	259	$102,808	$68,365	$43,107	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

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Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2019:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio(3)		Interest Spread
Pennsylvania	1	3	$10,191	7,000	$7,389	73%		7%
Florida	2	3	1,301	1,356	891	68%		7
North Carolina	1	1	400	260	99	25%		7
South Carolina	1	2	1,115	1,250	618	55%		7
Total	5	9	$13,007	$9,866	$8,997	69	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,470 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2018:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount(2)	Gross Amount Outstanding	Loan to Value Ratio(3)		Interest Spread
Pennsylvania	1	3	$8,482	$5,000	$5,037	59%		7%
Florida	2	4	537	1,206	501	93%		7%
South Carolina	1	2	1,115	1,250	482	43%		7%
Total	4	9	$10,134	$7,456	$6,020	59	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,320 of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The commitment amount does not include unfunded letters of credit.

(3)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(4)	Represents the weighted average loan to value ratio of the loans.

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Financing receivables are comprised of the following:

	December 31, 2019	December 31, 2018

Loans receivable, gross	$57,608	$49,127
Less: Deferred loan fees	(856)	(1,249)
Less: Deposits	(1,352)	(1,510)
Plus: Deferred origination costs	204	308
Less: Allowance for loan losses	(235)	(186)

Loans receivable, net	$55,369	$46,490

The allowance for loan losses at December 31, 2019 is $235, of which $230 related to loans without specific reserves. At December 31, 2018, the allowance was $186, of which $172 related to loans without specific reserves. During the year ended December 31, 2019, we incurred $173 in direct charge-offs. No charge-offs occurred during the year ended December 31, 2018.

In 2020, we anticipate continued growth in loans receivable, net, and all of the items that comprise it (seen in the chart above). While there may be an initial decline in loan assets due to not originating loans from March 24, 2020 until management feels comfortable doing so, we believe that we may have a larger opportunity to create new loans later in 2020.

Roll forward of commercial loans:

	December 31, 2019	December 31, 2018

Beginning balance	$46,490	$30,043
Originations	56,842	54,145
Principal collections	(45,009)	(32,899)
Transferred to foreclosed assets	(3,352)	(4,494)
Change in deferred origination costs	(104)	199
Change in builder deposit	157	(12)
Change in loan loss provision	(49)	(89)
Loan fees, net	394	(403)

Ending balance	$55,369	$46,490

Credit Quality Information

Finance Receivables – By risk rating:

	December 31, 2019	December 31, 2018

Pass	$53,542	$43,402
Special mention	2,571	3,222
Classified – accruing	–	–
Classified – nonaccrual	1,495	2,503

Total	$57,608	$49,127

Please see our notes to consolidated financial statements for more information about the ratings in the table above.

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Finance Receivables – Method of impairment calculation:

	December 31, 2019	December 31, 2018

Performing loans evaluated individually	$26,233	$19,037
Performing loans evaluated collectively	29,880	27,587
Non-performing loans without a specific reserve	1,467	2,204
Non-performing loans with a specific reserve	28	299

Total evaluated collectively for loan losses	$57,608	$49,127

At December 31, 2019 and 2018, there were no loans acquired with deteriorated credit.

The following is a summary of our impaired non-accrual (non-performing) commercial construction loans as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Unpaid principal balance (contractual obligation from customer)	$1,495	$2,503
Charge-offs and payments applied	-	-
Gross value before related allowance	1,495	2,503
Related allowance	(8)	(20)
Value after allowance	$1,487	$2,483

Below is an aging schedule of loans receivable as of December 31, 2019, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	246	$56,113	97%
60-89 days	-	-	-%
90-179 days	4	1,495	3%
180-269 days	-	-	-%

Subtotal	250	$57,608	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	250	$57,608	100%

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Below is an aging schedule of loans receivable as of December 31, 2018, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	265	$48,144	98%
60-89 days	–	–	–%
90-179 days	1	299	1%
180-269 days	2	684	1%

Subtotal	268	$49,127	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	268	$49,127	100%

Below is an aging schedule of loans receivable as of December 31, 2019, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	246	$56,113	97%
60-89 days	-	-	-%
90-179 days	4	1,495	3%
180-269 days	-	-	-%

Subtotal	250	$57,608	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	-%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	-%

Total	250	$57,608	100%

17

Below is an aging schedule of loans receivable as of December 31, 2018, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	265	$48,144	98%
60-89 days	–	–	–%
90-179 days	1	299	1%
180-269 days	2	684	1%

Subtotal	268	$49,127	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	268	$49,127	100%

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Beginning balance	$5,973	$1,036
Additions from loans	3,352	4,737
Additions for construction/development	763	1,608
Sale proceeds	(4,543)	(809)
Loss on sale of foreclosed assets	(274)	(103)
Gain on foreclosure	203	19
Impairment loss on foreclosed assets	(558)	(515)
Ending balance	$4,916	$5,973

During the year ended December 31, 2019 we reclassed 27 construction loan assets to foreclosed assets. Eighteen of the assets related to a borrower are from one customer where the owner of the company died in November 2018. During 2019, we recognized a $203 gain on foreclosure related to seven of the properties and a $385 loss on foreclosure related to the remaining 20 properties. We recorded additional impairment losses on foreclosed assets of $173 for the year ended December 31, 2019. We recorded a loss on the sale of foreclosed assets of $274 and $103 for the years ended December 31, 2019 and 2018, respectively. During August 2019, we sold one of our foreclosed assets for sale proceeds of $4,543. During 2018, we sold two of our foreclosed assets located in Louisiana which resulted in the loss for that year.

During the year ended December 31, 2018 we recorded four deeds in lieu of foreclosure. Three of the four were with a certain borrower with a completed home and two lots. The fourth was with a borrower who defaulted on a loan by failing to make interest payments. As a result, we reclassed $4,737 to foreclosed assets consisting of $4,494 of principal from loans receivable, net and $243 from accrued interest receivable. We sold the two foreclosed assets in Louisiana, with sales proceeds of $809 and losses on the sales of $103.

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Total investment in construction and development costs for foreclosed assets during 2019 and 2018 were $763 and $1,608, respectively. We anticipate additional construction costs in 2020 due to the development of foreclosed assets. There may be an increase in foreclosed assets due to the COVID-19 virus as well in 2020.

Customer Interest Escrow

The Pennsylvania Loans called for a funded interest escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2019 and 2018 was $370 and $219, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

We have 19 and 40 other loans active as of December 31, 2019 and 2018, respectively, which also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $273 and $720 as of December 31, 2019 and 2018, respectively.

Roll forward of interest escrow for the years ended December 31, 2019 and 2018:

	2019	2018

Beginning balance	$939	$935
Preferred equity dividends	136	125
Additions from Pennsylvania Loans	1,107	362
Additions from other loans	768	1,214
Interest, fees, principal or repaid to borrower	(2,307)	(1,697)

Ending balance	$643	$939

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 9% and 13% for both 2019 and 2018). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In January 2019, we entered into the Tenth Amendment (the “Tenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Tenth Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Tenth Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,500, S.K. Funding must fund the amount between $1,500 and less than or equal to $4,500.
●	If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.
●	The interest rate accruing to S.K. Funding under the Tenth Amendment is 10.0% calculated on a 365/366-day basis.

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The Tenth Amendment has a term of 24 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least nine months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 7.75% and 8.5% as of December 31, 2019 and 2018, respectively. As of December 31, 2019, we borrowed $44 against the Wallach LOC and $1,206 remained available. Interest expense was $8 and $23 for the year ended December 31, 2019 and December 31, 2018, respectively. There were no borrowings on the Wallach LOC as of December 31, 2018. The maximum outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 7.75% and 8.5% as of December 31, 2019 and 2018, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2019 and 2018. The maximum outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

As of December 31, 2019, we borrowed $145 against the Myrick LOC and $855 remained available. For the years ended December 31, 2019 and 2018 interest expense were $30 and $19, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman as widow and devisee of Mr. Shuman (“Shuman”). Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2020, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

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The Shuman LOC was fully borrowed as of December 31, 2019. Interest expense was $134 for both the years ended December 31, 2019 and 2018, respectively.

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in March 2020 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2019. Interest expense was $705 and $624 for the years ended December 31, 2019 and 2018, respectively.

New Lines of Credit

During 2019, we entered into four line of credit agreements (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $5,000;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

The total balance of the New LOC Agreements was $2,878 as of December 31, 2019. Interest expense was $168 for the year ended December 31, 2019.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”).

During August 2019, we sold our largest foreclosed asset with sales proceeds of $4,543 and a portion of the proceeds were used to pay off the London Loan. For the years ended December 31, 2019 and 2018, interest expense was $219 and $89, respectively.

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $634 as of December 31, 2019. For the years ended December 31, 2019 and 2018, interest expense was $33 and $41, respectively.

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Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2019		December 31, 2018
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$13,711	9,375	$8,742	$5,294
S.K. Funding	10,394	6,771	11,788	6,408

Lender
Shuman	1,785	1,325	2,051	1,325
Jeff Eppinger	1,821	1,000	-	-
Hardy Enterprises, Inc.	1,684	1,000	-	-
Gary Zentner	472	250	-	-
R. Scott Summers	841	628	-	-
Paul Swanson	8,377	5,824	8,079	5,986

Total	$39,085	26,173	$30,660	$19,013

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on the Notes borrowings at December 31, 2019 and 2018 was 10.56% and 10.41%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging from 12 to 48 months. The following table shows the roll forward of our Notes Program:

	December 31, 2019	December 31, 2018

Gross Notes outstanding, beginning of period	$17,348	$14,121
Notes issued	11,127	9,645
Note repayments / redemptions	(8,167)	(6,418)

Gross Notes outstanding, end of period	20,308	17,348

Less deferred financing costs, net	416	212

Notes outstanding, net	$19,892	$17,136

The following is a roll forward of deferred financing costs:

	December 31, 2019	December 31, 2018

Deferred financing costs, beginning balance	$1,212	$1,102
Additions	365	117
Disposals	(791)	(7)
Deferred financing costs, ending balance	$786	$1,212
Less accumulated amortization	(370)	(1,000)
Deferred financing costs, net	$416	$212

22

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2019	December 31, 2018

Accumulated amortization, beginning balance	$1,000	$816
Additions	161	184
Disposals	(791)	-
Accumulated amortization, ending balance	$370	$1,000

Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2019	December 31, 2018
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Builder Finance, Inc.	January 2020	10.0%	-	500
Unsecured Line of Credit from Paul Swanson	June 2020(6)	10.0%	1,176	1,014
Subordinated Promissory Note	September 2020	9.5%	563	1,125
Subordinated Promissory Note	December 2021	10.5%	146	113
Subordinated Promissory Note	April 2020	10.0%	100	100
Subordinated Promissory Note	April 2021	10.0%	174	150
Subordinated Promissory Note	August 2022	11.0%	200	-
Subordinated Promissory Note	September 2023	11.0%	169	-
Subordinated Promissory Note	April 2020	6.5%	500	-
Subordinated Promissory Note	February 2021	11.0%	600	-
Subordinated Promissory Note	Demand	5.0%	500	-
Subordinated Promissory Note	Demand	5.0%	3	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	400	400
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	728
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	417
Senior Subordinated Promissory Note	October 2020(5)	1.0%	279	279
Junior Subordinated Promissory Note	October 2020(5)	20.0%	173	173
			$6,628	$5,499

(1) Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2) Due six months after lender gives notice.

23

(3) Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4) These notes were issued to the same holder and, when calculated together, yield a blended return of 11% per annum.

(5) These notes were issued to the same holder and, when calculated together, yield a blended return of 10% per annum.

(6) Amount due in June 2020 is $1,000 with the remainder due November 2020.

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2019	December 31, 2018
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$26,806	$22,521
Secured line of credit from affiliates	2	189	816
Unsecured line of credit (senior)	3	500	500
Other unsecured debt (senior subordinated)	4	1,407	1,407
Unsecured Notes through our public offering, gross	5	20,308	17,348
Other unsecured debt (subordinated)	5	4,131	3,002
Other unsecured debt (junior subordinated)	6	590	590

Total		$53,931	$46,184

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2019 and 2018, we had 250 and 268, respectively, in combined loans outstanding, which totaled $57,608 and $49,127, respectively, in gross loan receivables outstanding. Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $16,662 and $25,258 as of December 31, 2019 and 2018, respectively. We anticipate a significant increase in our gross loan receivables over the 12 months subsequent to December 31, 2019 by directly increasing originations to new and existing customers, however this may be delayed due to our response to the COVID-19 virus, which included a decision to stop originating loans as of March 24, 2020 until management feels comfortable to restart new loan originations.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2019	As of December 31, 2018
Secured debt	$26,991	$23,258
Unsecured debt	26,520	22,635
Equity	7,147	6,082

Secured debt, net of deferred financing costs increased $3,733 during the year ended December 31, 2019 compared to the same period of 2018. We anticipate increasing our secured debt by roughly half of the increase in loan asset balances over the 12 months subsequent to December 31, 2019 through our existing loan purchase and sale agreements.

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The other half of the loan asset growth will come from a combination of increases in our unsecured debt and equity. Unsecured debt, net of deferred financing costs increased $3,885 during the year ended December 31, 2019, which consisted of an increase in our Notes Program of $2,756 and an increase in the balances of other unsecured lines of credit of $1,129. We anticipate an increase in our unsecured debt through increased sales in the Notes Program to cover most of the increase in loan assets not covered by increases in our secured debt during the 12 months subsequent to December 31, 2019.

Equity increased $1,065 during the year ended December 31, 2019, which consisted of increases in Series C cumulative preferred units (“Series C Preferred Units”), Series B cumulative preferred units, and Common A equity of $573, $150, and $342, respectively. We anticipate an increase in our equity during the 12 months subsequent to December 31, 2019 through the issuance of additional Series C Preferred Units and increases in retained earnings. If we are not able to increase our equity through the issuance of additional Series C Preferred Units, we will then attempt to raise additional funds through the Notes Program. If we anticipate the ability to not fund our projected increases in loan balances as discussed above, we may reduce new loan originations to reduce the need for additional funds.

Cash provided by operations decreased $1,150 to $1,101 as of December 31, 2019 compared to $2,251 for the same period of 2018. The decrease was primarily due to an increase in loans receivable of $8,879 to $55,369 as of December 31, 2019 compared to the same period of 2018, which was offset by a decrease in interest escrow of $296 to $643 as of December 31, 2019 compared to the same period of 2018. We had 20 active loans with interest escrows as of December 31, 2019 compared to 41 for the same period of 2018.

Due to the COVID-19 virus, we suspended originations of new loans effective as of March 26, 2020 in order to maintain liquidity and preserve financial flexibility. As of March 26, 2020, we had approximately $15,000 in unfunded commitments to builders. We told all of our borrowers that we will fund all loans where the underlying home is already under construction, and have advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower has not yet begun construction of the underlying home, we have told the borrowers that we will not fund construction and they should therefore not start construction. As a result of these actions, we expect unfunded commitments to be reduced to approximately $10,000. We expect to fund some of the unfunded commitment using our secured debt. We expect that the suspension of originations of new loans will last at least until the end of May 2020, or until management feels comfortable resuming loan originations.

As of March 27, 2020, we have over $3,000 in cash on hand, which is higher than our average cash on hand. Our top priorities are paying our investors principal and interest in accordance with the terms of their investments, and funding the partially built homes in accordance with our lending agreements.

Contractual Obligations

The following table shows the maturity of outstanding debt as of December 31, 2019:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2020	$34,736	$4,566	$3,793	$26,377
2021	13,842	12,906	920	16
2022	3,905	2,143	1,746	16
2023	878	693	169	16
2024 and thereafter	570	-	-	570
Total	$53,931	$20,308	$6,628	$26,995

The total amount maturing through year ending December 31, 2020 is $34,736, which consists of secured borrowings of $26,377 and unsecured borrowings of $8,359.

Secured borrowings maturing through the year ending December 31, 2020 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and six lenders. Our secured borrowings mature by 2020 due primarily to their related demand loan collateral. The following are secured facilities listed as maturing in 2020 with actual maturity and renewal dates:

●	Swanson – $5,824 due March 2020 and automatically renews unless notice given;
●	Shuman – $1,325 due July 2020 and automatically renews unless notice is given;
●	S. K. Funding – $3,500 of the total due July 2020;
●	S.K. Funding – $3,271 no expiration date;
●	1st Financial Bank USA – $9,375 no expiration date;
●	New LOC Agreements – one month notice and six months to reduce principal balance to zero;
●	Myrick Line of Credit – $145 no expiration date;
●	Wallach Line of Credit – $44 no expiration date; and
●	Mortgage Payable – $15.

25

Unsecured borrowings due on December 31, 2020 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $4,566 and $3,793, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 75% of our Note holders reinvest upon maturity. Our other unsecured debt has historically renewed. For more information on other unsecured borrowings, see Note 6 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate growing our assets through the net sources and uses (12-month liquidity) listed above as well as future capital increases from debt, redeemable preferred equity, and regular equity. Although our secured debt is all listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans). We are being cautious due to the COVID-19 virus and have reduced unfunded commitments, stopped new loan origination as of March 24, 2020, and built a cash balance to improve liquidity to deal with the consequences of the virus on the economy and housing in particular.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are average in many of the housing markets in the U.S. today, however a recession caused by the COVID-19 virus may decrease housing starts and values during 2020, which may impact our profitability.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 1.5%, when CDs are paying 3%, we may need a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates, which are being used by us here to approximate CD rates. Short term interest rates have risen slightly but are generally low historically.

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Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

(Source: U.S. Census Bureau)

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To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business. We anticipate rates to drop as a result of the COVID-19 virus, which may help offset some of the negative effects that the virus will have on housing.

Off-Balance Sheet Arrangements

As of December 31, 2019, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 13 to our consolidated financial statements for subsequent events.

In addition, the COVID-19 virus may impact our operations during 2020 and beyond. We have discussed that impact throughout this section.

Amendment of Operating Agreement

On March 28, 2020, we entered into Amendment No. 2 to the Second Amended and Restated Limited Liability Company Agreement to provide for the election or reelection of managers of our board of managers for terms of one year, two years, three years, or for terms as otherwise approved by the our voting members.

Financial Statements

The financial statements listed below are contained in this supplement:

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shepherd’s Finance, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Shepherd’s Finance, LLC’s management. Our responsibility is to express an opinion on Shepherd’s Finance, LLC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shepherd’s Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Warren Averett, LLC

We have served as Shepherd’s Finance, LLC’s auditor since 2018.

Birmingham, Alabama

March 12, 2020

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2019, and 2018

(in thousands of dollars)	2019	2018

Assets
Cash and cash equivalents	$1,883	$1,401
Accrued interest receivable	1,031	568
Loans receivable, net	55,369	46,490
Foreclosed assets	4,916	5,973
Premises and equipment	936	1,051
Other assets	202	327
Total assets	$64,337	$55,810
Liabilities and Members’ Capital
Customer interest escrow	$643	$939
Accounts payable and accrued expenses	466	724
Accrued interest payable	2,533	2,140
Notes payable secured, net of deferred financing costs	26,991	23,258
Notes payable unsecured, net of deferred financing costs	26,520	22,635
Due to preferred equity member	37	32
Total liabilities	$57,190	$49,728

Commitments and Contingencies (Note 10)

Redeemable Preferred Equity
Series C preferred equity	$2,959	$2,385

Members’ Capital
Series B preferred equity	1,470	1,320
Class A common equity	2,718	2,377
Members’ capital	$4,188	$3,697

Total liabilities, redeemable preferred equity and members’ capital	$64,337	$55,810

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2019 and 2018

(in thousands of dollars)	2019	2018

Net Interest Income
Interest and fee income on loans	$10,131	$7,764
Interest expense:
Interest related to secured borrowings	2,948	2,114
Interest related to unsecured borrowings	2,832	2,182
Interest expense	$5,780	$4,296

Net interest income	4,351	3,468

Less: Loan loss provision	222	89
Net interest income after loan loss provision	4,129	3,379

Non-Interest Income
Gain on foreclosure of assets	$203	$19
Total non-interest income	203	19

Income	4,332	3,398

Non-Interest Expense
Selling, general and administrative	$2,394	$2,030
Depreciation and amortization	92	82
Loss on the sale of foreclosed assets	274	103
Impairment loss on foreclosed assets	558	515
Total non-interest expense	3,318	2,730

Net income	$1,014	$668

Earned distribution to preferred equity holder	457	292

Net income attributable to common equity holders	$557	$376

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2019 and 2018

(in thousands of dollars)	2019	2018

Members’ capital, beginning balance	$3,697	$3,686
Net income less distributions to Series C preferred equity holders of $316 and $164	698	504
Contributions from Series B preferred equity holders	150	80
Earned distributions to Series B preferred equity holders	(141)	(128)
Distributions to common equity holders	(216)	(445)

Members’ capital, ending balance	$4,188	$3,697

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(in thousands of dollars)	2019	2018

Cash flows from operations
Net income	$1,014	$668
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	235	209
Provision for loan losses	222	89
Change in loan origination fees, net	(290)	204
Impairment of foreclosed assets	558	515
Depreciation and amortization	115	82
Gain on foreclosed assets	(203)	(19)
Loss on sale of foreclosed assets	274	103
Net change in operating assets and liabilities:
Other assets	(64)	(269)
Accrued interest receivable	(463)	(91)
Customer interest escrow	(432)	4
Accounts payable and accrued expenses	135	756

Net cash provided by operating activities	1,101	2,251

Cash flows from investing activities
Loan originations and principal collections, net	(13,159)	(21,234)
Investment in foreclosed assets	(763)	(1,608)
Proceeds from sale of foreclosed assets	4,543	809
Premises and equipment additions	-	(64)

Net cash used in investing activities	(9,379)	(22,097)

Cash flows from financing activities
Contributions from preferred equity holders	450	2,300
Distributions to redeemable preferred equity holders	(42)	(1,222)
Distributions to common equity holders	(216)	(445)
Proceeds from secured note payable	23,111	24,663
Repayments of secured note payable	(18,294)	(12,969)
Proceeds from unsecured notes payable	14,309	13,465
Redemptions/repayments of unsecured notes payable	(10,382)	(7,808)
Deferred financing costs paid	(176)	(215)

Net cash provided by financing activities	8,760	17,769

Net increase (decrease) in cash and cash equivalents	482	(2,077)

Cash and cash equivalents
Beginning of period	1,401	3,478
End of period	$1,883	$1,401

Supplemental disclosure of cash flow information
Cash paid for interest	$5,386	$3,395

Non-cash investing and financing activities
Reinvested earnings of Series B preferred equity held in interest escrow	$136	$125
Change in accumulated Series B preferred equity	$4	$3
Foreclosure of assets transferred from loans receivable, net	$3,352	$4,494
Accrued interest reduction due to foreclosure	$-	$243
Earned but not paid distributions of Series C preferred equity holders	$316	$164
Secured transferred to unsecured notes payable	$(162)	$-
Construction loans purchase through the reduction of Secured LOC Principal Balance	$996	$377
Reclassification of deferred financing costs from other assets	$189	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operates pursuant to its Second Amended and Restated Operating Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017.

As of December 31, 2019, the Company extends commercial loans to residential homebuilders (in 21 states) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Our construction loans charge a fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans.

F-6

The Company records revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Our performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $128 and $87 for the years ended December 31, 2019 and 2018, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such accounts.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

F-7

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

The Company establishes a collective reserve for all loans which are not more than 60 days past due at the end of each quarter. This collective reserve includes both a quantitative and qualitative analysis. In addition to historical loss information, the analysis incorporates collateral value, decisions made by management and staff, percentage of aging spec loans, policies, procedures, and economic conditions.

The Company individually analyzes for impairment all loans which are more than 60 days past are due at the end of each quarter. We also review for impairment all loans to one borrower with greater than or equal to 10% of our total committed balances. If required, the analysis includes a comparison of estimated collateral value to the principal amount of the loan.

Impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. As for homes which are partially complete, the Company will appraise on an as-is and completed basis, and use the appraised value that more closely aligns with our planned method of disposal for the property.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is recorded on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made. Subsequently, if a foreclosed asset has an increase in fair value the increase may be recognized up to the cost basis which was determined at the foreclosure date.

Deferred Financing Costs, Net

Deferred financing cost consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

F-8

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2014.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. At December 31, 2019, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2019		December 31, 2018
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	25%	Pittsburgh, PA	23%
Second highest concentration risk	Orlando, FL	15%	Sarasota, FL	13%
Third highest concentration risk	Cape Coral, FL	3%	Orlando, FL	4%

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update (“ASU”) 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (An Amendment of FASB ASC 825)” in January 2016. ASU 2016-01 was intended to enhance the reporting model for financial instruments to provide users of financial statements with improved decision-making information. The amendments of ASU 2016-01 include: (i) requiring equity investments, except those accounted for under the equity method of accounting or those that result in the consolidation of an investee, to be measured at fair value, with changes in fair value recognized in net income; (ii) requiring a qualitative assessment to identify impairment of equity investments without readily determinable fair values; and (iii) clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU 2016-01 became effective for the Company on January 1, 2018. The adoption of ASU 2016-01 did not have a material impact on the Company’s consolidated financial statements.

The FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” in May 2014, which added FASB ASC Topic 606, “Revenue from Contracts with Customers,” and superseded revenue recognition requirements in FASB ASC Topic 605, “Revenue Recognition,” and certain cost guidance in FASB ASC Topic 605-35, “Revenue Recognition – Construction-Type and Production-Type Contracts.” ASU 2014-09 requires an entity to recognize revenue when (or as) an entity transfers control of goods or services to a customer at the amount to which the entity expects to be entitled. Depending on whether certain criteria are met, revenue should be recognized either over time, in a manner that depicts the entity’s performance, or at a point in time, when control of the goods or services is transferred to the customer. ASU 2014-09 became effective for the Company on January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

F-9

On January 1, 2018, the Company implemented ASU 2014-09, codified at ASC Topic 606. The Company adopted the ASC Topic 606 using the modified retrospective transition method. The guidance was applied only to contracts which were not completed at the date of initial application. No cumulative transition adjustment was recorded to the beginning balance of members’ capital as a result of implementation. Results for reporting periods beginning January 1, 2018 are presented under ASC Topic 606, while prior period amounts continue to be reported under legacy U.S. GAAP.

The majority of the Company’s revenue is generated through interest earned on financial instruments, including loans, which falls outside the scope of ASC Topic 606. All of the Company’s revenue that is subject to ASC Topic 606 would be included in non-interest income; however, not all non-interest income is subject to ASC Topic 606. The Company had no contract liabilities or unsatisfied performance obligations with customers as of December 31, 2019.

The FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU amends the disclosure requirements of Topic 820, Fair Value Measurement, to remove disclosure of transfers between Level 1 and Level 2 of the fair value hierarchy and to include disclosure of the range and weighted average used in Level 3 fair value measurements, among other amendments. The ASU applies to all entities that are required to provide disclosures about recurring or non-recurring fair value measurements. Amendments should be applied retrospectively to all periods presented, except for certain amendments, which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The effective date for the additional disclosures for calendar year-end public companies is January 1, 2020.

ASU 2016-13, “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments in ASU 2016-13 introduce a new current expected credit loss (“CECL”) model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset’s acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security’s subsequent recovery in value in other comprehensive income. ASU 2016-13 also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company’s invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in ASU 2016-13, along with related amendments in ASU No. 2018-19 - Codification Improvements to Topic 326, Financial Instruments-Credit Losses, are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. For smaller reporting companies, the effective date for annual and interim periods is January 1, 2023. The Company is reviewing its policies and processes to ensure compliance with the requirements in ASU 2016-13.

Reclassifications

Certain prior year amounts have been reclassed for consistency with current period presentation.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

F-10

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

The appraisals used to establish the value of impaired loans are based on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were four and 23 impaired loan assets as of December 31, 2019 and December 31, 2018, respectively. Of the 23 impaired loan assets in 2018, 20 are from one customer where the owner of the company died in November 2018.

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value less cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2019 and 2018:

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2019		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$4,916	$4,916	$–	$–	$4,916
Impaired loans, net	1,487	1,487	–	–	1,487
Total	$6,403	$6,403	$–	$–	$6,403

F-11

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2018		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$5,973	$5,973	$–	$–	$5,973
Impaired loans, net	2,483	2,483	–	–	2,483
Total	$8,456	$8,456	$–	$–	$8,456

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2019 and 2018. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Interest Receivable

Interest receivable from our customers is due approximately 15 days after it is billed; therefore, the carrying amount approximates fair value for the years ended December 31, 2019 and 2018.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but the fair value approximates the carrying value at both December 31, 2019 and 2018 because: 1) the customer loans are demand loans, 2) it is not possible to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible.

F-12

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2019 and 2018. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounded on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

The table below is a summary of fair value estimates for financial instruments:

	December 31, 2019		December 31, 2018
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$1,883	$1,883	$1,401	$1,401
Loans receivable, net	55,369	55,369	46,490	46,490
Accrued interest on loans	1,031	1,031	568	568
Financial Liabilities
Customer interest escrow	643	643	939	939
Notes payable secured, net	26,991	26,991	23,258	23,258
Notes payable unsecured, net	26,520	26,520	22,635	22,635
Accrued interest payable	2,533	2,533	2,140	2,140

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Loans receivable, gross	$57,608	$49,127
Less: Deferred loan fees	(856)	(1,249)
Less: Deposits	(1,352)	(1,510)
Plus: Deferred origination costs	204	308
Less: Allowance for loan losses	(235)	(186)

Loans receivable, net	$55,369	$46,490

The allowance for loan losses at December 31, 2019 is $235, of which $230 related to loans without specific reserves. At December 31, 2018, the allowance was $186, of which $172 related to loans without specific reserves. During the year ended December 31, 2019, we incurred $173 in direct charge-offs. No charge-offs occurred during the year ended December 31, 2018.

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2019, we have 75 borrowers, all of whom, borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 3% above our cost of funds for loans originated after July 1, 2018, and 2% above our cost of funds for loans originated prior to July 1, 2018. In addition, we charge a 5% loan fee. The cost of funds was 10.97% as of December 31, 2019 and the interest rate charged to most customers was 13.97%. The loans are demand loans. Most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

F-13

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2019 and 2018:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2019	21	70	241	$93,211	$65,273	$48,611	70	%(3)	5%
2018	18	75	259	$102,808	$68,364	$43,107	67	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2019 and 2018:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral(1)	Commitment Amount(3)	Gross Amount Outstanding	Loan to Value Ratio(2)		Interest Spread
2019	4	5	9	$13,007	$9,866	$8,997	69	%(4)	7%
2018	3	4	9	$10,134	$7,456	$6,020	59	%(4)	7%

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid. A portion of this collateral is $1,470 and $1,320 as of December 31, 2019 and 2018, respectively, of preferred equity in our Company. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity might be difficult to sell, which may impact our ability to recover the loan balance. In addition, a portion of the collateral value is estimated based on the selling prices anticipated for the homes.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	The commitment amount does not include letters of credit and cash bonds.

(4)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with FASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

F-14

Finance Receivables – By risk rating:

	December 31, 2019	December 31, 2018

Pass	$53,542	$43,402
Special mention	2,571	3,222
Classified – accruing	–	–
Classified – nonaccrual	1,495	2,503

Total	$57,608	$49,127

Finance Receivables – Method of impairment calculation:

	December 31, 2019	December 31, 2018

Performing loans evaluated individually	$26,233	$19,037
Performing loans evaluated collectively	29,880	27,587
Non-performing loans without a specific reserve	1,467	2,204
Non-performing loans with a specific reserve	28	299

Total evaluated collectively for loan losses	$57,608	$49,127

At December 31, 2019 and 2018, there were no loans acquired with deteriorated credit quality.

There were four impaired loan assets as of December 31, 2019 compared to 23 impaired loans assets as of December 31, 2018. Of the 23 impaired loans in 2018, 20 are from one customer where the owner of the company died in November of 2018.

The following is a summary of our impaired non-accrual commercial construction loans as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Unpaid principal balance (contractual obligation from customer)	$1,495	$2,503
Charge-offs and payments applied	-	-
Gross value before related allowance	1,495	2,503
Related allowance	(8)	(20)
Value after allowance	$1,487	$2,483

5. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Beginning balance	$5,973	$1,036
Additions from loans	3,352	4,737
Additions for construction/development	763	1,608
Sale proceeds	(4,543)	(809)
Loss on sale of foreclosed assets	(274)	(103)
Gain on foreclosure	203	19
Impairment loss on foreclosed assets	(558)	(515)
Ending balance	$4,916	$5,973

F-15

During the year ended December 31, 2019, we reclassed 27 construction loan assets to foreclosed assets. Eighteen of the assets related to a borrower are from one customer where the owner of the company died in November 2018. During 2019, we recognized a $203 gain on foreclosure related to seven of the properties and a $385 loss on foreclosure related to the remaining 20 properties. We recorded additional impairment losses on foreclosed assets of $173 for the year ended December 31, 2019. In addition, we recorded a loss on the sale of foreclosed assets of $274 and $103 for the years ended December 31, 2019 and 2018, respectively. During August 2019, we sold one of our foreclosed assets for sale proceeds of $4,543.

Total investment in construction and development costs for foreclosed assets during 2019 and 2018 were $763 and $1,608, respectively. We anticipate incurring additional construction costs in 2020 through the development of foreclosed assets.

6. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2019	December 31, 2018
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$26,806	$22,521
Secured line of credit from affiliates	2	189	816
Unsecured line of credit (senior)	3	500	500
Other unsecured debt (senior subordinated)	4	1,407	1,407
Unsecured Notes through our public offering, gross	5	20,308	17,348
Other unsecured debt (subordinated)	5	4,131	3,002
Other unsecured debt (junior subordinated)	6	590	590

Total		$53,931	$46,184

The following table shows the maturity of outstanding debt as of December 31, 2019:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2020	$34,736	$4,566	$3,793	$26,377
2021	13,842	12,906	920	16
2022	3,905	2,143	1,746	16
2023	878	693	169	16
2024 and thereafter	570	-	-	570
Total	$53,931	$20,308	$6,628	$26,995

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 75% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower (interest rates were between 9% and 13% for both 2019 and 2018). The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

F-16

In January 2019, we entered into the Tenth Amendment (the “Tenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Tenth Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The timing of the Company’s principal and interest payments to S.K. Funding under the Tenth Amendment, and S.K. Funding’s obligation to fund the Pennsylvania Loans, vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $1,500, S.K. Funding must fund the amount between $1,500 and less than or equal to $4,500.
●

If the total principal amount is less than $4,500, then the Company will also repay S.K. Funding’s principal as principal payments are received on the Pennsylvania Loans from the underlying borrowers in the amount by which the total principal amount is less than $4,500 until S.K. Funding’s principal has been repaid in full.

●	The interest rate accruing to S.K. Funding under the Tenth Amendment is 10.0% calculated on a 365/366-day basis.

The Tenth Amendment has a term of 24 months and will automatically renew for an additional six-month term unless either party gives written notice of its intent not to renew at least nine months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered into the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 7.75% and 8.5% as of December 31, 2019 and 2018, respectively. As of December 31, 2019, we borrowed $44 against the Wallach LOC and $1,206 remained available. Interest expense was $8 and $23 for the year ended December 31, 2019 and December 31, 2018, respectively. There were no borrowings on the Wallach LOC as of December 31, 2018. The maximum outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 7.75% and 8.5% as of December 31, 2019 and 2018, respectively. There were no amounts borrowed against the Wallach Trust LOC as of December 31, 2019 and 2018. The maximum outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Executive Vice President (“EVP”) of Sales, William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all of our assets;
●	Cost of funds to us of prime rate plus 3%; and
●	Due upon demand.

F-17

As of December 31, 2019, we borrowed $145 against the Myrick LOC and $854 remained available. For the years ended December 31, 2019 and 2018 interest expense was $30 and $19, respectively.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman as widow and devisee of Mr. Shuman (“Shuman”). Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2020, but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Shuman LOC was fully borrowed as of December 31, 2019. Interest expense was $134 for each of the years ended December 31, 2019 and 2018, respectively.

Line of Credit with Paul Swanson

During December 2018, we entered into a Master Loan Modification Agreement (the “Swanson Modification Agreement”) with Paul Swanson which modified the line of credit agreement between us and Mr. Swanson dated October 23, 2017. Pursuant to the Swanson Modification Agreement, Mr. Swanson provides us with a revolving line of credit (the “Swanson LOC”) with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 9%; and
●	Automatic renewal in March 2020 and extended for 15 months.

The Swanson LOC was fully borrowed as of December 31, 2019. Interest expense was $705 and $624 for the years ended December 31, 2019 and 2018, respectively.

New Lines of Credit

During the 2019, we entered into four line of credit agreements (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $5,000;
●	Secured with assignments of certain notes and mortgages; and
●	Terms generally allow the lenders to give one month notice after which the principal balance of a New LOC Agreement will reduce to a zero over the next six months.

As of December 31, 2019, we borrowed $2,878 against the New LOC Agreements and $2,122 remained available. Interest expense was $168 for the year ended December 31, 2019.

London Financial

During September 2018, we entered into a Master Loan Agreement (“London Loan”) with London Financial Company, LLC (“London Financial”).

During August 2019, we sold our largest foreclosed asset with sales proceeds of $4,543 and a portion of the proceeds were used to pay off the London Loan. For the years ended December 31, 2019 and 2018, interest expense was $219 and $89, respectively.

F-18

Mortgage Payable

During January 2018, we entered into a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate at 5.07% per annum based on a year of 360 days; and
●	Due in January 2033.

The principal amount of the Company’s commercial mortgage was $634 as of December 31, 2019. For the years ended December 31, 2019 and 2018, interest expense was $33 and $41, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$13,711	9,375	$8,742	$5,294
S.K. Funding	10,394	6,771	11,788	6,408

Lender
Shuman	1,785	1,325	2,051	1,325
Jeff Eppinger	1,821	1,000	-	-
Hardy Enterprises, Inc.	1,684	1,000	-	-
Gary Zentner	472	250	-	-
R. Scott Summers	841	628	-	-
Paul Swanson	8,377	5,824	8,079	5,986

Total	$39,085	26,173	$30,660	$19,013

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program at December 31, 2019 and 2018 was 10.56% and 10.41%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging from 12 to 48 months. The following table shows the roll forward of our Notes Program:

	December 31, 2019	December 31, 2018

Gross notes outstanding, beginning of period	$17,348	$14,121
Notes issued	11,127	9,645
Note repayments / redemptions	(8,167)	(6,418)

Gross Notes outstanding, end of period	20,308	17,348

Less deferred financing costs, net	416	212

Notes outstanding, net	$19,892	$17,136

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The following is a roll forward of deferred financing costs:

	December 31, 2019	December 31, 2018

Deferred financing costs, beginning balance	$1,212	$1,102
Additions	365	117
Disposals	(791)	(7)
Deferred financing costs, ending balance	$786	$1,212
Less accumulated amortization	(370)	(1,000)
Deferred financing costs, net	$416	$212

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2019	December 31, 2018

Accumulated amortization, beginning balance	$1,000	$816
Additions	161	184
Disposals	(791)	-
Accumulated amortization, ending balance	$370	$1,000

Other Unsecured Debts

Our other unsecured debts are detailed below:

			Principal Amount Outstanding as of
Loan	Maturity Date	Interest Rate(1)	December 31, 2019	December 31, 2018
Unsecured Note with Seven Kings Holdings, Inc.	Demand(2)	9.5%	$500	$500
Unsecured Line of Credit from Builder Finance, Inc.	January 2020	10.0%	-	500
Unsecured Line of Credit from Paul Swanson	June 2020(6)	10.0%	1,176	1,014
Subordinated Promissory Note	September 2020	9.5%	563	1,125
Subordinated Promissory Note	December 2021	10.5%	146	113
Subordinated Promissory Note	April 2020	10.0%	100	100
Subordinated Promissory Note	April 2021	10.0%	174	150
Subordinated Promissory Note	August 2022	11.0%	200	-
Subordinated Promissory Note	September 2023	11.0%	169	-
Subordinated Promissory Note	April 2020	6.5%	500	-
Subordinated Promissory Note	February 2021	11.0%	600	-
Subordinated Promissory Note	Demand	5.0%	500	-
Subordinated Promissory Note	Demand	5.0%	3	-
Senior Subordinated Promissory Note	March 2022(3)	10.0%	400	400
Senior Subordinated Promissory Note	March 2022(4)	1.0%	728	728
Junior Subordinated Promissory Note	March 2022(4)	22.5%	417	417
Senior Subordinated Promissory Note	October 2020(5)	1.0%	279	279
Junior Subordinated Promissory Note	October 2020(5)	20.0%	173	173
			$6,628	$5,499

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

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(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended return of 11% per annum.

(5)	These notes were issued to the same holder and, when calculated together, yield a blended return of 10% per annum.

(6)	Amount due in June 2020 is $1,000 with the remainder due November 2020.

7. Redeemable Preferred Equity

Series C cumulative preferred units (“Series C Preferred Units”) are redeemable by the Company at any time, upon a change of control or liquidation, or by the investor any time after 6 years from the initial date of purchase. The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value (provided profits are available) will be made on a quarterly basis. This rate may increase if any interest rate on our public Notes offering rises above 12%. Dividends may be reinvested monthly into additional Series C Preferred Units. The Series C Preferred Units have the same preferential rights as the Series B Preferred Units as more fully described in the following note.

Roll forward of redeemable preferred equity:

	December 31, 2019	December 31, 2018

Beginning balance	$2,385	$1,097
Additions from new investment	300	2,300
Redemptions	-	(1,177)
Distributions	(42)	-
Additions from reinvestment	316	165

Ending balance	$2,959	$2,385

On July 31, 2018, we redeemed all of our outstanding Series C Preferred Units, which were held by two investors. On August 1, 2018, we sold 12 of our Preferred Units to Daniel M. Wallach, our CEO and chairman of our board of managers, and his wife, Joyce S. Wallach, for the total price of $1,200.

The following table shows the earliest redemption options for investors in Series C Preferred Units as of December 31, 2019:

Year Maturing	Total Amount Redeemable

2024	2,745
2025	$214

Total	$2,959

8. Members’ Capital

There are currently two classes of equity units outstanding that the Company classifies as Members’ Capital: Class A common units (“Class A Common Units”) and Series B cumulative preferred units (“Series B Preferred Units”).

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As of December 31, 2019, the Class A Common Units are held by eight members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A Common Units outstanding at both December 31, 2019 and 2018.

The Series B Preferred Units were issued to the Hoskins Group through a reduction in a loan issued by the Hoskins Group to the Company. In December 2015, the Hoskins Group agreed to purchase 0.1 Series B Preferred Units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision. As of December 31, 2019 and 2018, the Hoskins Group owns a total of 14.7 and 13.2 Series B Preferred Units, respectively, which were issued for a total of $1,470 and $1,320, respectively.

Both the Series B Preferred Units and the Series C Preferred Units have the same basic preferential status as compared to the Class A Common Units, and are pari passu with each other. Both Preferred Unit types include a liquidation preference and a dividend preference, as well as a 12-month recovery period for a shortfall in earnings.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

9. Related Party Transactions

The Company has two loan agreements with Daniel M. Wallach, our CEO, and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 6.

The Company has a loan agreement with William Myrick, our EVP of Sales (the “Myrick LOC Agreement”), pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wish to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 6.

Two of our managers each own 1% of our Class A common units. Barbara L. Harshman, our EVP of Operations, owns 2% of our Class A common units. Mr. Myrick owns 15.3% of our Class A common units.

Mr. Wallach and his wife’s parents own 14.21 and 1.14 of our Series C Preferred Units, respectively. One of our independent managers, Gregory L. Sheldon, owns 3.37 of our Series C Preferred Units.

The Company has a Senior Subordinated Promissory Note with the parents of Mr. Wallach for $400. The interest rate on the promissory note is 10% and the lender may require us to repay $40 of principal and all unpaid interest with 10 days’ notice, as more fully described in Note 6.

One of our independent managers, Kenneth R. Summers, and his son are minor participants in the Shuman LOC, which is more fully described in Note 6. In addition, Mr. Summers’ son is a lender to the Company pursuant to a New LOC Agreement, with principal not to exceed $2,000.

In September 2018, the Company sold three loans to Mr. Wallach at their gross loans receivable balance of $281, and as such, no gain or loss was recognized on the sale. Cash received was $104 and the remaining purchase price was funded through a $177 reduction in the principal balance of the line of credit extended by Mr. Wallach to the Company. The Company continues to service these loans. In November 2018, one of the loans paid off for $174. As of December 31, 2018, we had $11 in builder deposits related to these loans, and the principal balance being serviced was $222.

In June 2019, two of the loans owned by Mr. Wallach paid off for approximately $375. Additionally, during June 2019, Mr. Wallach purchased two additional loans for approximately $286. During December 2019, Mr. Wallach sold one of his loans to Mr. Myrick for approximately $254.

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In September 2018, we sold two loans to Mr. Myrick at their gross loans receivable balance of $394 and as such, no gain or loss was recognized on the sale. Cash received was $94 and the remaining purchase price was funded through a $300 reduction in the principal balance of the line of credit extended by Mr. Myrick to the Company. As of December 31, 2018, we had $6 in builder deposits related to these loans, and the principal balance being serviced was $469.

During 2019, three of Mr. Myrick’s loans paid off for approximately $765. In addition, during 2019 Mr. Myrick purchased two loans for approximately $456. In December 2019, Mr. Myrick purchased one loan from Mr. Wallach for approximately $254.

Under all arrangements stated above with Mr. Wallach and Mr. Myrick, the Company will continue to service the loans.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary.

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 8.

The Company has accepted investments under the Notes Program from employees, managers, members, and relatives of managers and members, with $3,849 outstanding at December 31, 2019. For the years ended December 31, 2019 and 2018 our investments from affiliates which exceed $120 through our Notes Program and other unsecured debt are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,	December 31,	December 31,	December 31,
Investor	Finance	2019	2018	2019	2019	2018
Eric A. Rauscher	Independent Manager	$475	$475	10.00%	$47	$49

Wallach Family Irrevocable Educational Trust	Trustee is Member	294	200	9.50%	27	19

David Wallach	Father of Member	635	635	10.36%	66	43

Gregory L. Sheldon	Independent Manager	1,000	850	10.50%	105	70

R. Scott Summers	Son of Independent Manager	500	475	5.0%	3	25

Joseph Rauscher	Parent of Independent Manager	195	195	11.0%	21	13

Kenneth Summers	Independent Manager	189	79	10.73%	20	3

Lydle Mandrona	Mother-in-Law of Independent Manager	-	150	10.50%	-	10

Kimberly Bedford	Employee	143	143	11.0%	16	8

Lamar Sheldon	Parent of Independent Manager	203	100	10.67%	17	2

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10. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $16,662 and $25,258 at December 31, 2019 and 2018, respectively.

11. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2019 and 2018 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2019	2019	2019	2019	2018	2018	2018	2018

Net interest income after loan loss provision	$1,117	$1,115	$818	$1,079	$914	$783	$876	$806
Non-interest income	22	86	95	-	(1)	20	–	–
SG&A expense	447	703	620	624	403	559	571	497
Depreciation and amortization	26	21	22	23	21	23	21	17
Loss on sale of foreclosed assets	–	274	–	–	100	3	–	–
Impairment loss on foreclosed assets	282	–	196	80	379	51	80	5
Net income	$384	$203	$75	$352	$10	$167	$204	$287

12. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2019 and 2018:

	2019	2018
Selling, general and administrative expenses
Legal and accounting	$240	$340
Salaries and related expenses	1,387	1,090
Board related expenses	91	70
Advertising	128	87
Rent and utilities	57	37
Loan and foreclosed asset expenses	211	150
Travel	138	102
Other	142	154
Total SG&A	$2,394	$2,030

13. Subsequent Events

Management of the Company has evaluated subsequent events through March 12, 2020, the date these consolidated financial statements were issued.

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On February 4, 2020, the Company entered into Amendment No. 1 (the “Amendment”) to the Indenture (the “Indenture”) with U.S. Bank National Association (“U.S. Bank”), as trustee. Pursuant to the Amendment, the Company added additional redemption options in the Indenture for holders of a fixed rate subordinated note (a “Note”) with a 36-month duration that is purchased on or after February 4, 2020. The Company also made other minor revisions to the Indenture.

Unless the subordination provisions in the Indenture restrict the Company’s ability to make the redemption, for Notes with a 36-month maturity only purchased on or February 4, 2020, the holder of such a Note may require the Company to redeem all or a portion of such Note for a redemption price equal to the principal amount plus an amount equal to the unpaid interest thereon for such Note at the stated rate to the redemption date, as follows:

(1)	Upon seven days’ advance notice to the Company, the holder may require redemption of up to $10 of such Note;

(2)	Upon 30 days’ advance notice to the Company, the holder may require redemption of up to an additional $90 of such Note;

(3)	Upon 90 days’ advance notice to the Company, the holder may require redemption of any remaining amount of such Note requested to be redeemed; and

(4)	Upon one business day’s advance notice to the Company, the holder may require redemption of all or a portion of the Note, regardless of amount, but only if the holder immediately upon redemption invests the entirety of the proceeds from such redemption in another security then-offered by the Company, including in a Note issued in the current public offering of Notes.

For purposes of determining the length of time within which the Company must redeem all or a portion of a Note as described above, the dollar amount of a given redemption request will be added to any amount or amounts of such Note previously requested to be redeemed that were redeemed by the Company.

These redemption options are in addition to the redemption options described in the Indenture.

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